Mail Stop 4561

September 12, 2008

Jeffrey P. Julien
Chief Financial Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008**
> **File No. 001-09109**

Dear Mr. Julien:

We have reviewed your response letter dated August 2008 and have the following additional comments.

Form 10-Q

Note 4 – Available for Sale Securities, page 9

1. We have read and considered your response to comment two. In reference to the table where you present credit quality trends for the past five quarters for corporate and residential/consumer loans, please explain why the rate of increase of the allowance for loan loss differs significantly from the rate of increase of non performing assets. For example for the twelve months ended June 30, 2008 the allowance for loan losses has increased approximately 154% and non performing assets have increased approximately 553%. Also, clarify why the allowance for doubtful accounts balance is exceeds the balance of non performing assets at June 30, 2008 by a significant amount. Your response should address the nature of the loans that results in the expected losses being significantly greater than the non-performing loan balances.

2. According to page 45 of the company's Form 10-Q for the quarter ended June 30, 2008, loan balances increased significantly as the company took advantage of quality loans available for purchase at attractive prices. Clarify whether these loans are within the scope of SOP 03-3. If so, clarify why the disclosures specified by SOP 03-3 have not been included in the Form 10-Q.

* * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3498 if you have questions.

                    Sincerely,

                    Linda VanDoorn
                    Senior Assistant Chief Accountant